UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66989

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cross Point Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Park Avenue S, 3rd Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Navin	332-910-5123	alex@crosspoint.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6-25-2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Navin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cross Point Capital LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Co-Managing Member

[signature] Rosa Maria Weido
Notary Public

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

State/Commonwealth of TEXAS)

☐ City ☑ County of Brazoria)

)

On 03/30/2022 (Date), before me, Rosa Marie Weido (Notary Name),

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Alexander Navin

Name of Affiant(s)

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________ (*Name of Credible Witness*) **-- OR --**

☑ Proved to me on the basis of satisfactory evidence: driver_license (*Type of ID Presented*)

Rosa Marie Weido
ID NUMBER
13303094-0
COMMISSION EXPIRES
April 12, 2025

WITNESS my hand and official seal.

Notary Public Signature: Rosa Marie Weido

Notary Name: Rosa Marie Weido

Notary Commission Number: 13303094-0

Notary Commission Expires: 04/12/2025

Notarized online using audio-video communication

Notary Public, State of Texas

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ______________

Document Date: 03/30/2022

Number of Pages (including notarial certificate): 3

Public Report

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2021

With Report of Independent Registered Public Accounting Firm Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cross Point Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cross Point Capital LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cross Point Capital LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cross Point Capital LLC's management. Our responsibility is to express an opinion on Cross Point Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cross Point Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2022

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents	$ 248,583
Clearing deposit	500,000
Due from clearing firm	104,006
Other asset	44,672
Prepaid expenses	23,961
Security deposit	19,140
Total Assets	$ 940,362
Liabilities and members' equity	
Accounts payable and accrued expenses	$ 125,340
Commission payable	22,349
Loan payable to related party - subordinated borrowings	250,672
Loan payable to PPP loan	20,015
Total liabilities	418,376
Members' equity	521,986
Total liabilities and members' equity	$ 940,362

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Services within the scope of ASC 606 include:

a. Riskless Principal Trading
b. Underwriting Income
c. Auction Rate Securities

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

***Revenue from Contracts with Customers*:**

Riskless Principal Trading (Gross):

The Company earns trading revenue from riskless principal transactions done with institutional customers and broker-dealers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government, corporate bonds and CMO/ABS) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than what it is sold at. The riskless principal revenue is earned at the time the transaction is executed.

Underwriting Income:

The Company provides Investment Banking services related to the issuance of municipal securities. Fee income in connection with the underwriting and placement services of municipal securities are negotiated between the Company and municipal issuers. Fees are recognized when the municipal transaction trades are executed.

1. Organization and Summary of Significant Accounting Policies (continued)

Auctions of Auction Rate Securities:
The Company is designated as the Broker-Dealer in an agreement, normally with a bank (auction agent) and issuer of the security to solicit orders for Auction Rate Securities (normally a bond) for the benefit of the issuer. The Broker-Dealer is contracted to contact existing owners and potential owners and solicit bids for the securities. The Company normally earns a fee as a percentage of the security sold. The fee is paid from issuer funds by the auction agent. The Company may earn a flat fee in the event of a failed auction (no bidders). Revenue is recognized when the service is provided normally when the auction is settled

Due from Clearing Firm
The Company clears all of its brokerage transactions through its clearing broker on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management.

Accounts Receivable
Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2021.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal and state income taxes has been included in the financial statements for the Company. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the company's income and expense as reported for income tax purposes.

The Company is required to file income tax returns in the U.S. federal jurisdiction and various states in 2021.

The Company is evaluating new Accounting Standards and will implement as required.

2. Related Party Transactions

In 2021 the representatives from another affiliate with common ownership performed trading services related to riskless principal transactions. Accordingly, the Company compensated the representatives in the amount of $817,854. As of December 31, 2021, the payable balance was $-0-.

On December 20, 2021, the Company entered a secured demand loan agreement with an owner of the Company with principal amount of $250,000 and interest payable semi-annually at a rate of 10% per annum. The loan will be matured on December 20, 2024. At December 31, 2021, interest accrued for this loan agreement was $672.

This subordinated loan is covered by an agreement approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital, they may not be repaid.

3. **Retirement Plan**

Effective May 25, 2021, the Company adopted a defined contribution pooled employer retirement plan under the provisions of Internal Revenue Code section 401(k). Employees as of the effective date, and future employees of age 21 with three months of service, may participate. Employee initial contributions of 3% with 1% annual increases, are automatic unless the employee elects otherwise. The Company must match 100% of the employee's contributions up to 1% of compensation, and 50% of the employee's contributions up to 6% of compensation; these Company contributions vest to the employee at 100% after 2 years. The Company may also make discretionary contributions to the Plan; if made, these vest to the employee at 20% per year over a 6-year period, starting in year 2. Company contributions in 2021 totaled $17,850.

4. **Loan Payable – PPP**

The Paycheck Protection Program ("PPP") established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company has used the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

On May 5, 2020, the Company received PPP loan proceeds in the amount of $109,847; $70,684 of the loan was forgiven on June 29, 2021. The Company is responsible to repay the remaining loan balance over ten installments at interest rate of 1%. At December 31, 2021, interest expense for this PPP loan was $1,589.

On June 2, 2021, the Company received second PPP loan proceeds in the amount of $99,697. The loan was fully forgiven on September 20, 2021.

5. **Concentrations of Credit Risk**

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

6. **Commitment**

The Company entered into an operating lease agreement in New York effective on February 1, 2022.

7. **Net Capital Requirement**

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $684,213 which $434,213 was in excess of its required net capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .25 to 1 at December 31, 2021.

8. Date of Managements Review

The Company evaluated subsequent events to March 30, 2022, the date the financial statements were issued and there were no additional events or transactions occurring during this subsequent event reporting which require recognition or disclosure in the financial statements.

9. Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity of less than 90 days that are not held for sale in the ordinary course of business.

10. Covid-19

The worldwide Covid-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business results of operations and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward end of fiscal 2021, certain impacts of the Covid-19 pandemic may continue to affect our results in the future.